                                                                 [LOGO] CELANESE

                                                                CELANESE AG          Frankfurter Str. 111
INVESTOR INFORMATION                                            Investor Relations   D-61476 Kronberg

                                                                                     Todd Elliott
                                                                                     Phone: +49 69 305 83199
                                                                                     Fax: +49 69 305 83195
                                                                                     T.Elliott@Celanese.com
APRIL 30, 2003 - REPORT ON THE FIRST QUARTER 2003
                                                                                     Andrea Stine
                                                                                     Phone: +1 908 522 7784
                                                                                     Fax: +1 908 522 7583
                                                                                     A.Stine@Celanese.com

                                                                                     Oliver Stratmann
CELANESE EARNINGS IMPROVE COMPARED TO FIRST QUARTER 2002                             Phone: +49 69 305 4139
                                                                                     Fax: +49 69 305 83195
                                                                                     O.Stratmann@Celanese.com

o    NET EARNINGS RISE 39% TO (EURO)1.00 PER SHARE

o    OPERATING PROFIT IMPROVES TO (EURO)58 MILLION

o    STRONGER PRICING AND HIGHER VOLUMES ADD TO PROFITABILITY

o    STEPS TAKEN TO EXPAND IN CHINA

DEAR SHAREHOLDER,

     In the first quarter, Celanese increased its profitability amid challenging economic conditions. Operating profit increased by 93% to (euro)58 million and diluted earnings per share increased by 39% to (euro)1.00 compared to the same period last year.

     Net sales increased 1% to (euro)1.1 billion as higher pricing, increased volumes, and the contribution from the emulsions business were mostly offset by the effects of a weaker dollar. Pricing improved in our Acetyl Products, Chemical Intermediates and Acetate Products segments and volumes rose in the Performance Products, Technical Polymers Ticona and Acetyl Products segments.

     Operating profit benefited from a change in accruals relating to stock appreciation rights in the quarter, which resulted in (euro)17 million of income compared to (euro)13 million of expense in the same quarter last year. Success in raising prices in an effort to offset escalating raw material and energy costs also contributed to the profit improvement. The recently acquired emulsions business and ongoing efforts to shrink our cost base and raise productivity also helped to increase profitability.

Page: 2 of 20                                                    [LOGO] CELANESE
Date: April 30, 2003


     Earnings from continuing operations before tax and minority interests more than doubled, reflecting higher operating profit, increased earnings from Ticona's Asian joint ventures, higher dividends from Acetyl Products' methanol joint venture in Saudi Arabia, and lower interest expense.

     We continued to manage capital resources prudently. Capital expenditures were lower compared to the same period last year. Trade working capital increased by 7% mainly due to higher trade receivables associated with higher sales in the first quarter compared to the fourth quarter of last year. Net debt increased by 2% to (euro)509 million reflecting higher trade working capital largely offset by foreign currency effects.

     The first months of the year were marked by accomplishments to increase our growth in major world markets as well as to enhance shareholder value:

     o Celanese received governmental approval and prepared to build a world-scale acetic acid plant in China, the world's fastest growing market for acetic acid and its derivatives.

     o Celanese Acetate LLC announced an agreement with the China National Tobacco Corporation to double the capacities of their three Chinese joint ventures. The agreement increases Acetate Products' position in the world's largest market for acetate tow.

     o In April, we completed our buy back of approximately 2%, or 1,031,941, of outstanding shares in a share repurchase program that we announced last November.

     o Celanese reaped benefits from ongoing cost reduction and productivity efforts, such as restructuring programs, Six Sigma and other operational excellence initiatives.

Page: 3 of 20                                                    [LOGO] CELANESE
Date: April 30, 2003


Basis of Presentation: Effective January 1, 2003, Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligation is capitalized as part of the carrying amount of the long-lived asset. The liability is accreted at the end of each period through charges to operating expense. In the first quarter of 2003, Celanese recognized a transition amount for existing asset retirement obligations, associated capitalizable costs and accumulated depreciation to cumulative effect of change in accounting principle, net of tax, of (euro)1 million.

     Effective January 1, 2002, Celanese adopted SFAS No. 142, "Goodwill and Other Intangible Assets", and ceased amortizing goodwill and intangible assets without finite lives. Additionally, the transition provisions of the standard require that all negative goodwill on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle on the consolidated statement of operations. As a result, income of
(euro)10 million was recorded in the first quarter of 2002.

     Results Unaudited: The results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

     Results Restated: The results for all periods have been restated to reflect the reclassification of Trespaphan (formerly in the Performance Products segment) and the U.S. amines business (formerly in the Chemical Intermediates segment), which were divested in the fourth quarter of 2002, as discontinued operations. The results of these businesses and other divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.

     Reconciliation of Non-GAAP Measures: In accordance with the newly adopted U.S. Securities and Exchange Commission Regulation G, we no longer will be reporting earnings before interest, taxes, depreciation and amortization ("EBITDA") excluding special charges, however, we will be reporting operating profit, the most comparable generally accepted accounting principles (GAAP) measure used to assess performance. In an effort to provide investors with additional information regarding the company's results as determined by GAAP, the company also discloses trade working capital and net debt, which are non-GAAP financial measures that provide investors additional insight into the ongoing operations of the business. Trade working capital is a measure representing the source and use of cash derived from trade receivables, inventory and trade payables directly associated with operations. Net debt is a measure of borrowings net of cash and cash equivalents. Trade working capital and net debt are defined using the appropriate GAAP figures, as presented under Financial Highlights. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for trade working capital and net debt are the working capital components and total debt, respectively.

Page: 4 of 20                                                    [LOGO] CELANESE
Date: April 30, 2003


FINANCIAL HIGHLIGHTS(1)

STATEMENT OF OPERATIONS DATA:                                                        CHG.
IN (EURO)MILLIONS                                            Q1 2003     Q1 2002     IN %
---------------------------------------------------------------------------------------------
Net sales                                                     1,110       1,097         1
Special charges                                                  (1)          0       n.m.
Operating profit                                                 58          30        93
Earnings from continuing operations before tax
  and minority interests                                         79          33      >100
Earnings from continuing operations                              53          25      >100
Net earnings                                                     50          36        39

DILUTED EARNINGS PER SHARE (EPS IN (EURO))(2):
  Earnings from continuing operations                          1.06        0.50      >100
  Net earnings                                                 1.00        0.72        39
Diluted average shares outstanding (thousands)               49,817      50,335        -1
----------------------------------------------------------------------------------

BALANCE SHEET DATA:                                           MAR 31      DEC 31
IN (EURO)MILLIONS                                              2003        2002
----------------------------------------------------------------------------------
Trade receivables, net - third party and affiliates             708         668        6
Plus: Inventories                                               521         523        0
Less: Trade payables - third party and affiliates               569         573       -1
----------------------------------------------------------------------------------
Trade working capital                                           660         618        7

Short-term borrowings and current installments of
  long-term debt                                                200         195        3
Plus: Long-term debt                                            381         420       -9
----------------------------------------------------------------------------------
Total debt                                                      581         615       -6
Less: Cash and cash equivalents                                  72         118      -39
----------------------------------------------------------------------------------
Net debt                                                        509         497        2

Total assets                                                  5,899       6,127       -4
Shareholders' equity                                          2,021       2,005        1
----------------------------------------------------------------------------------

OTHER DATA:                                                                          CHG.
IN (EURO)MILLIONS                                            Q1 2003     Q1 2002     IN %
---------------------------------------------------------------------------------------------
Operating margin(3)                                             5.2%        2.7%
Depreciation and amortization expense                            70          75       -7
Capital expenditures                                             39          48      -19
Number of employees on a continuing basis
  (end of period) in thousands                                 10.3        10.4       -1
---------------------------------------------------------------------------------------------

(1)  Refer to "Basis of Presentation"

(2) Per-share data are based on diluted average shares outstanding in each period

(3)  Defined as operating profit as a % of net sales

     n.m. = not meaningful

Page: 5 of 20                                                    [LOGO] CELANESE
Date: April 30, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                           CHG.
IN (EURO)MILLIONS                                             Q1 2003       Q1 2002        IN %
---------------------------------------------------------------------------------------------------
NET SALES                                                      1,110         1,097           1
  Cost of sales                                                 (928)         (922)          1
-------------------------------------------------------------------------------------
Gross profit                                                     182           175           4

  Selling, general and administrative expense                   (103)         (137)        -25
  Research and development expense                               (19)          (18)          6
  Special charges                                                 (1)            0         n.m.
  Foreign exchange loss                                           (1)            0         n.m.
  Gain on disposition of assets                                    0            10        -100
-------------------------------------------------------------------------------------
OPERATING PROFIT                                                  58            30          93

  Equity in net earnings of affiliates                            10             4        >100
  Interest expense                                               (11)          (17)        -35
  Interest and other income, net                                  22            16          38
-------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE TAX AND MINORITY INTERESTS                               79            33        >100

  Income tax provision                                           (26)           (8)       >100
-------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE MINORITY INTERESTS                                       53            25        >100

  Minority interests                                               0             0           0
-------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                               53            25        >100

  Earnings (loss) from discontinued operations
    before tax                                                    (2)            5         n.m.
  Related income tax provision                                     0            (4)       -100
-------------------------------------------------------------------------------------
  Earnings (loss) from discontinued operations                    (2)            1         n.m.
  Cumulative effect of changes in acct. principles(1)             (1)           10
-------------------------------------------------------------------------------------
NET EARNINGS                                                      50            36          39
---------------------------------------------------------------------------------------------------

EARNINGS PER SHARE (EPS)(2)
                                                                                           CHG.
IN (EURO)                                                     Q1 2003       Q1 2002        IN %
---------------------------------------------------------------------------------------------------
BASIC EPS:
Earnings from continuing operations                             1.06          0.50        >100
  Discontinued operations                                      (0.04)         0.02
  Cum. effect of changes in accounting principles(1)           (0.02)         0.20
-------------------------------------------------------------------------------------
NET EARNINGS                                                    1.00          0.72          39
Basic average shares outstanding (thousands)                  49,817        50,335          -1

DILUTED EPS:
Earnings from continuing operations                             1.06          0.50        >100
  Discontinued operations                                      (0.04)         0.02
  Cum. effect of changes in accounting principles(1)           (0.02)         0.20
-------------------------------------------------------------------------------------
NET EARNINGS                                                    1.00          0.72          39
Diluted average shares outstanding (thousands)                49,817        50,335          -1
---------------------------------------------------------------------------------------------------

(1)  Refer to "Basis of Presentation"

(2) Per-share data are based on weighted average shares outstanding in each period

Page: 6 of 20                                                    [LOGO] CELANESE
Date: April 30, 2003


     In the first quarter of 2003, net sales increased 1% compared to the same period in 2002 while segment sales increased 2%. This increase was mainly the result of higher selling prices (+10%), the addition of the emulsions business to the Acetyl Products segment (+5%) and slightly higher volumes (+1%). These factors were largely offset by unfavorable currency movements (-14%) as the U.S. dollar weakened versus the euro. Gross profit improved by 4% primarily as higher selling prices for the Acetyl Products segment outpaced the increase in hydrocarbon costs.

     Selling, general and administrative expense declined by 25% compared to the same period last year. This decline was mostly the result of a (euro)28 million decrease in expense for stock appreciation rights, currency effects and cost reductions, which were slightly offset by additional costs associated with the newly acquired emulsions business.

     Operating profit improved by (euro)28 million to (euro)58 million in 2003 primarily due to increased gross profit and the SG&A effects noted above. The change in accruals relating to stock appreciation rights in the quarter resulted in (euro)17 million of income compared to (euro)13 million of expense in the same quarter last year. Operating profit in the first quarter 2002 included a
(euro)10 million gain on the disposition of assets from the sale of the net assets of InfraServ GmbH & Co. Deponie Knapsack KG. Operating profit as a percentage of sales increased to 5.2% from 2.7%.

     Equity in net earnings of affiliates increased by (euro)6 million to
(euro)10 million in 2003 primarily due to increased earnings from Ticona's Asian joint ventures.

     Interest expense of (euro)11 million in the first quarter of 2003 was
(euro)6 million lower than the comparable period due to lower average debt and lower interest rates.

     Interest and other income, net improved to (euro)22 million from (euro)16 million mainly due to higher dividend income from Acetyl Products' methanol joint venture in Saudi Arabia as well as gains on the divestiture of two investments.

     Income tax expense for the quarter was (euro)26 million based on an annual effective tax rate of 33%.

     Net earnings in the first quarter of 2003 increased to (euro)50 million, or
(euro)1.00 per share, from (euro)36 million, or (euro)0.72 per share, in the first quarter of 2002.

Page: 7 of 20                                                    [LOGO] CELANESE
Date: April 30, 2003

CONSOLIDATED BALANCE SHEETS
                                                                     MAR 31            DEC 31
IN (EURO)MILLIONS                                                     2003              2002
-----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                                72               118
 Receivables, net:
  Trade receivables, net - third party and affiliates                    708               668
  Other receivables                                                      397               443
 Inventories                                                             521               523
 Deferred income taxes                                                    72                80
 Other assets                                                             30                44
 Assets of discontinued operations                                         0                 3
-----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   1,800             1,879

 Investments                                                             434               454
 Property, plant and equipment, net                                    1,549             1,621
 Deferred income taxes                                                   590               598
 Other assets                                                            519               541
 Intangible assets, net                                                1,007             1,034
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           5,899             6,127
-----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
   installments of long-term debt                                        200               195
  Accounts payable and accrued liabilities:
   Trade payables - third party and affiliates                           569               573
   Other current liabilities                                             547               659
  Deferred income taxes                                                   10                10
  Income taxes payable                                                   378               402
  Liabilities of discontinued operations                                   0                 4
-----------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              1,704             1,843

 Long-term debt                                                          381               420
 Deferred income taxes                                                    60                52
 Benefit obligations                                                   1,147             1,212
 Other liabilities                                                       574               583
 Minority interests                                                       12                12
 Shareholders' equity:
  Common stock                                                           140               140
  Additional paid-in capital                                           2,497             2,496
  Retained deficit                                                       (76)             (126)
  Accumulated other comprehensive loss                                  (427)             (401)
  Treasury stock at cost                                                (113)             (104)
-----------------------------------------------------------------------------------------------
 Shareholders' equity                                                  2,021             2,005
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             5,899             6,127
-----------------------------------------------------------------------------------------------

Page: 8 of 20                                                    [LOGO] CELANESE
Date: April 30, 2003

The majority of Celanese's assets and liabilities are denominated in currencies other than the euro, principally the U.S. dollar. Balance sheet positions were influenced by foreign exchange translation, as the U.S. dollar weakened against the euro by 4% in the first three months of the year.

     Trade working capital increased 7% to (euro)660 million as of March 31, 2003 compared to (euro)618 million as of December 31, 2002 largely due to increased trade receivables resulting from stronger sales in the Acetyl Products and Ticona segments during the first quarter of 2003 compared to the fourth quarter of 2002. Inventory and trade payables remained relatively flat as decreases related to currency exchange rates were offset by the effect of higher raw material costs and a minor inventory build.

     During the first quarter 2003, investments decreased due to currency translation effects and the receipt of dividends from affiliates. Changes in other assets and intangibles were related primarily to currency translation effects.

     Total debt decreased by (euro)34 million mainly reflecting currency exchange. Benefit obligations decreased by (euro)65 million largely due to currency movements and a first quarter contribution to the U.S. qualified pension plan of (euro)30 million, partially offset by current period pension charges. Other current and long-term liabilities decreased mainly due to currency effects as well as first quarter bonus and restructuring payments.

     There were 49,563,653 and 50,058,476 shares outstanding as of March 31, 2003 and December 31, 2002, respectively. During the first quarter of 2003, Celanese acquired 494,823 shares at a cost of approximately (euro)9 million; these shares are now held as treasury stock. Considering cancellation and repurchase, Celanese holds 5,472,705 shares or approximately 9.9% of total issued shares in Treasury. As of March 31, 2003, Celanese issued 1,199,600 stock options to senior management.

Page: 9 of 20                                                    [LOGO] CELANESE
Date: April 30, 2003


CONSOLIDATED STATEMENTS OF CASH FLOWS

IN (EURO)MILLIONS                                                         Q1 2003           Q1 2002
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
 Net earnings                                                                50                 36
 (Earnings) loss from operation of discontinued operations, net               0                 (1)
 Loss on disposal of discontinued operations, net of tax                      2                  0
 Cumulative effect of changes in accounting principles                        1                (10)
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
 Special charges, net of amounts used                                       (28)               (36)
 Depreciation and amortization                                               70                 75
 Change in equity of affiliates                                               5                 58
 Deferred income taxes                                                        7                  6
 Gain on disposition of assets, net                                          (4)               (10)
 Write-downs of investments                                                   0                  0
 Changes in operating assets and liabilities:
  Trade receivables, net - third party and affiliates                       (41)               (48)
  Other receivables                                                          11                 (6)
  Sale of trade receivables                                                   0                 86
  Inventories                                                               (10)                15
  Trade payables - third party and affiliates                                 5                (97)
  Other liabilities                                                         (49)               (48)
 Income taxes payable                                                       (17)                 0
 Other, net                                                                  13                  4
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    15                 24

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
 Capital expenditures on property plant and equipment                       (39)               (48)
 Acquisitions of businesses and purchases of investments                      0                  0
 (Outflow) proceeds on sales of assets                                        6                (20)
 Proceeds and repayments of borrowings from
  disposal of discontinued operations                                         0                  0
 Proceeds from sale of marketable securities                                 24                102
 Purchases of marketable securities                                         (32)               (96)
 Distributions from affiliates                                                0                  3
 Other, net                                                                  (1)                 0
-------------------------------------------------------------------------------------------------------
NET CASH (USED IN) INVESTING ACTIVITIES                                     (42)               (59)

Page: 10 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
 Short-term borrowings, net                                                 (12)               (30)
 Proceeds from long-term debt                                                 0                 56
 Payments of long-term debt                                                  (1)                 0
 Purchase of treasury stock                                                  (9)                 0
 Dividend payments                                                            0                  0
 Other, net                                                                   0                  0
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                         (22)                26


 Exchange rate effects on cash                                                3                  0
-------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                   (46)                (9)
-------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                              118                 45
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                   72                 36
-------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS:
 Operating activities                                                         0                  2
 Investing activities                                                         0                 (1)
 Financing activities                                                         0                  0
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY DISCONTINUED OPERATIONS                                  0                  1
-------------------------------------------------------------------------------------------------------

     Cash flow provided by operating activities was (euro)15 million for the first quarter of 2003 compared to (euro)24 million for the comparable period of 2002. In 2003, operating cash was primarily generated by stronger earnings offset by cash consumed by trade working capital, payments made for first quarter bonus and restructuring payments and a pension contribution of (euro)30 million made in the first quarter of 2003. In 2002, a one-time dividend from an affiliate of (euro)51 million and proceeds of (euro)86 million from the sale of trade receivables under an asset securitization program served to increase cash flow for the period. These increases were partially offset by cash consumed by trade working capital and bonus and restructuring payments, similar to events in 2002. In 2002, the increase in cash consumed by trade working capital was primarily related to a decrease in trade payables in the first quarter of 2002 compared to December 31, 2001.

     Net cash used in investing activities was (euro)42 million for the first quarter of 2003 compared to (euro)59 million in the first quarter of 2002. The decrease in spending was due primarily to lower capital expenditures partially offset by a net cash outflow on the purchase of marketable securities in 2003, compared to an inflow of cash on the sale of securities in 2002. Additionally, 2002 included a cash outflow on the sale of InfraServ GmbH & Co. Deponie Knapsack KG.

     Net cash used in financing activities was (euro)22 million in the first quarter of 2003 compared to an inflow of (euro)26 million for the first quarter of 2002. The increase in cash used by financing activities of (euro)48 million primarily reflects a decrease in the proceeds from long term debt in 2003 and the purchase of treasury stock for (euro)9 million in the first quarter of 2003, offset by lower payments on debt.

Page: 11 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

FACTORS AFFECTING FIRST-QUARTER 2003 SEGMENT SALES

IN PERCENT                                 VOLUME       PRICE     CURRENCY      OTHER       TOTAL
-----------------------------------------------------------------------------------------------------
 Acetyl Products(1)                             2          20          -17          13          18
 Chemical Intermediates                        -6           9          -11           0          -8
 Acetate Products                              -5           2          -18           0         -21
 Technical Polymers Ticona                     10          -2          -12           0          -4
 Performance Products                          14         -19            0           0          -5
-----------------------------------------------------------------------------------------------------
 SEGMENT TOTAL                                  1          10          -14           5           2
-----------------------------------------------------------------------------------------------------
(1) Other reflects the acquisition of the emulsions business on December 31, 2002

Page: 12 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003


NET SALES
                                                                                           CHG.
IN (EURO)MILLIONS                                           Q1 2003        Q1 2002         IN %
-------------------------------------------------------------------------------------------------
  Acetyl Products                                              560            473            18
  Chemical Intermediates                                       217            237            -8
  Acetate Products                                             133            169           -21
  Technical Polymers Ticona                                    193            202            -4
  Performance Products                                          38             40            -5
----------------------------------------------------------------------------------
SEGMENT TOTAL                                                1,141          1,121             2
  Other activities                                              13             19           -32
  Intersegment eliminations                                    (44)           (43)            2
----------------------------------------------------------------------------------
TOTAL                                                        1,110          1,097             1
-------------------------------------------------------------------------------------------------

OPERATING PROFIT (LOSS)
                                                                                           CHG.
IN (EURO)MILLIONS                                           Q1 2003        Q1 2002         IN %
-------------------------------------------------------------------------------------------------
  Acetyl Products                                               41             16          >100
  Chemical Intermediates                                        (4)             4           n.m.
  Acetate Products                                               2             (3)          n.m.
  Technical Polymers Ticona                                     19             14            36
  Performance Products                                          11             11             0
----------------------------------------------------------------------------------
SEGMENT TOTAL                                                   69             42            64
  Other activities                                             (11)           (12)          n.m.
----------------------------------------------------------------------------------
TOTAL                                                           58             30            93
-------------------------------------------------------------------------------------------------

SPECIAL (CHARGES) IN OPERATING PROFIT
                                                                                           CHG.
IN (EURO)MILLIONS                                           Q1 2003        Q1 2002         IN %
-------------------------------------------------------------------------------------------------
  Acetyl Products                                                0              0             0
  Chemical Intermediates                                        (1)             0           n.m.
  Acetate Products                                               0              0             0
  Technical Polymers Ticona                                      0              0             0
  Performance Products                                           0              0             0
----------------------------------------------------------------------------------
SEGMENT TOTAL                                                   (1)             0           N.M.
  Other activities                                               0              0             0
----------------------------------------------------------------------------------
TOTAL                                                           (1)             0           N.M.
-------------------------------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION EXPENSE
                                                                                           CHG.
IN (EURO)MILLIONS                                           Q1 2003        Q1 2002         IN %
-------------------------------------------------------------------------------------------------
  Acetyl Products                                               29             28             4
  Chemical Intermediates                                        11             14           -21
  Acetate Products                                              12             16           -25
  Technical Polymers Ticona                                     14             14             0
  Performance Products                                           2              2             0
----------------------------------------------------------------------------------
SEGMENT TOTAL                                                   68             74            -8
  Other activities                                               2              1           100
----------------------------------------------------------------------------------
TOTAL                                                           70             75            -7
-------------------------------------------------------------------------------------------------

Page: 13 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003


EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAX AND MINORITY INTERESTS

                                                                                            CHG.
IN (EURO)MILLIONS                                             Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
  Acetyl Products                                               55             24          >100
  Chemical Intermediates                                        (4)             4           n.m.
  Acetate Products                                               2             (3)          n.m.
  Technical Polymers Ticona                                     27             17            59
  Performance Products                                          11             11             0
----------------------------------------------------------------------------------
SEGMENT TOTAL                                                   91             53            72
  Other activities                                             (12)           (20)          n.m.
----------------------------------------------------------------------------------
TOTAL                                                           79             33          >100
-------------------------------------------------------------------------------------------------

STOCK APPRECIATION RIGHTS (EXPENSE) INCOME
                                                                                            CHG.
IN (EURO)MILLIONS                                             Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
  Acetyl Products                                                3             (2)          n.m.
  Chemical Intermediates                                         1             (2)          n.m.
  Acetate Products                                               1             (1)          n.m.
  Technical Polymers Ticona                                      5             (3)          n.m.
  Performance Products                                           0             (1)          n.m.
----------------------------------------------------------------------------------
SEGMENT TOTAL                                                   10             (9)          n.m.
  Other activities                                               7             (4)          n.m.
----------------------------------------------------------------------------------
TOTAL                                                           17            (13)          n.m.
-------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
                                                                                            CHG.
IN (EURO)MILLIONS                                             Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
  Acetyl Products                                               11              9            22
  Chemical Intermediates                                        13             10            30
  Acetate Products                                               6              5            20
  Technical Polymers Ticona                                      8             21           -62
  Performance Products                                           0              1          -100
----------------------------------------------------------------------------------
SEGMENT TOTAL                                                   38             46           -17
  Other activities                                               1              2           -50
----------------------------------------------------------------------------------
TOTAL                                                           39             48           -19
-------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION
                                                                                            CHG.
                                                              Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
EXCHANGE RATES ((EURO)/$):
  Period ending rate                                            0.9179         1.1463      -20
  Average rate                                                  0.9318         1.1408      -18
-------------------------------------------------------------------------------------------------

Page: 14 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

ACETYL PRODUCTS
                                                                                           CHG.
IN (EURO)MILLIONS                                             Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
Net sales                                                       560            473         18
Operating profit                                                 41             16       >100
Operating margin                                                7.3%           3.4%
Special charges                                                   0              0          0
Earnings from continuing operations before tax
  and minority interests                                         55             24       >100
Depreciation and amortization                                    29             28          4
Capital expenditures                                             11              9         22
-------------------------------------------------------------------------------------------------

     Acetyl Products' net sales increased by 18% to (euro)560 million from the comparable quarter in 2002 reflecting higher pricing (+20%) and higher volumes (+2%), both of which exclude the emulsions business, and a change in the composition of the segment due to the December 2002 emulsions acquisition (+13%). These factors were partially offset by unfavorable currency movements (-17%).

     Selling prices for major products, including vinyl acetate and acetic acid, increased significantly in response to the substantial increase in hydrocarbon costs, particularly natural gas and ethylene. In addition, price increases were supported by favorable industry utilization rates. Higher volumes were mainly associated with acetic acid, primarily in China.

     Operating profit increased to (euro)41 million from (euro)16 million in the first quarter of 2002 due to higher selling prices and sales volumes, the inclusion of the recently acquired emulsions business, and the benefits from productivity and restructuring initiatives. Rising raw material and energy costs partially offset this increase. Operating profit as a percentage of sales increased to 7.3% from 3.4% in the first quarter of 2002.

Page: 15 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

CHEMICAL INTERMEDIATES
                                                                                           CHG.
IN (EURO)MILLIONS                                             Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
Net sales                                                      217             237          -8
Operating profit (loss)                                         (4)              4          n.m.
Operating margin                                              -1.8%            1.7%
Special charges                                                 (1)              0          n.m.
Earnings (loss) from continuing operations before tax
  and minority interests                                        (4)              4          n.m.
Depreciation and amortization                                   11              14          -21
Capital expenditures                                            13              10           30
-------------------------------------------------------------------------------------------------

     Net sales for Chemical Intermediates decreased by 8% to (euro)217 million due to unfavorable currency effects (-11%) and lower volumes (-6%), which were partially offset by higher pricing (+9%).

     Pricing rose in oxo products, acrylates and specialties, reflecting higher costs for raw materials, primarily propylene and energy. Volumes in acrylates declined due to reduced merchant market opportunities as the result of industry integration, while volumes for oxo and specialties remained relatively flat.

     Operating profit decreased to a loss of (euro)4 million compared to income of (euro)4 million in 2002 mainly due to raw material and energy costs increasing at a greater rate than selling prices as well as lower volumes for acrylates. Productivity improvements and cost savings from restructuring initiatives partially offset these decreases. Operating profit as a percentage of sales declined to -1.8% from 1.7% in the first quarter of 2002.

     Capital expenditures increased by (euro)3 million to (euro)13 million mainly for the construction of a new production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany. The unit is expected to start production in the second quarter of this year.

Page: 16 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

ACETATE PRODUCTS
                                                                                           CHG.
IN (EURO)MILLIONS                                             Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
Net sales                                                      133             169          -21
Operating profit (loss)                                          2              (3)         n.m.
Operating margin                                               1.5%           -1.8%
Special charges                                                  0               0            0
Earnings (loss) from continuing operations before tax
  and minority interests                                         2              (3)         n.m.
Depreciation and amortization                                   12              16          -25
Capital expenditures                                             6               5           20
-------------------------------------------------------------------------------------------------

     Acetate Products' net sales in the first quarter of 2003 decreased 21% to
(euro)133 million compared to the first quarter of 2002, reflecting unfavorable currency movements (-18%) and lower volumes (-5%), which were partly offset by higher pricing (+2%).

     Acetate tow volumes declined due to fewer shipments to the Middle East and China. This tow decline was partly offset by higher volumes for acetate flake and filament. Filament volumes rose on increased sales efforts in Asia and Mexico and on a lessening of interfiber substitution. The increase in pricing for tow outweighed a moderate decline in pricing for filament.

     Operating profit rose to (euro)2 million from a loss of (euro)3 million in the same period last year mainly on cost savings in production operations and stronger tow pricing. Operating profit as a percentage of sales improved to 1.5% from -1.8% in the first quarter of 2002.

TECHNICAL POLYMERS TICONA
                                                                                           CHG.
IN (EURO)MILLIONS                                             Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
Net sales                                                      193             202          -4
Operating profit                                                19              14          36
Operating margin                                               9.8%            6.9%
Special charges                                                  0               0           0
Earnings from continuing operations before tax
  and minority interests                                        27              17          59
Depreciation and amortization                                   14              14           0
Capital expenditures                                             8              21         -62
-------------------------------------------------------------------------------------------------

     Net sales for Ticona decreased by 4% to (euro)193 million compared to the first quarter of 2002 as higher volumes (+10%) could not offset unfavorable currency effects (-12%) and lower pricing (-2%).

     Volumes rose mainly on increased polyacetal sales in Europe into the automotive, appliance and consumer product industries. Sales volumes of GUR(R)(ultra-high molecular weight

Page: 17 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

polyethylene) were higher in the U.S. and Europe reflecting higher sales from industrial markets. Pricing declined slightly on a higher sales mix of standard grades in some product lines.

     Operating profit increased 36% to (euro)19 million compared to the first quarter of 2002 due to higher volumes in most product lines and a decrease in stock appreciation rights expense largely offset by lower pricing and higher raw material and energy. Operating profit as a percentage of sales rose to 9.8% compared to 6.9% in the first quarter of 2002.

Page: 18 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

PERFORMANCE PRODUCTS
                                                                                           CHG.
IN (EURO)MILLIONS                                             Q1 2003        Q1 2002        IN %
-------------------------------------------------------------------------------------------------
Net sales                                                        38            40            -5
Operating profit                                                 11            11             0
Operating margin                                               28.9%         27.5%
Special charges                                                   0             0             0
Earnings from continuing operations before tax
  and minority interests                                         11            11             0
Depreciation and amortization                                     2             2             0
Capital expenditures                                              0             1          -100
-------------------------------------------------------------------------------------------------

     Net sales for the Performance Products segment, consisting of the Nutrinova food ingredients business, decreased by 5% to (euro)38 million as volume increases (+14%) were outweighed by price declines (-19%).

     Volume increases reflected continued strong growth in demand for Sunett(R) sweetener from the U.S. and European beverage and confectionery markets. The decrease in pricing mainly occurred as the result of higher volumes and associated lower unit selling prices of Sunett to major customers as well as pricing pressure from Asian competitors in sorbates resulting from industry overcapacity.

     Operating profit for the Performance Products segment remained at (euro)11 million. As a percentage of sales, operating profit increased to 28.9% compared to 27.5% in the first quarter of 2002.

     OTHER ACTIVITIES

     Net sales of Other Activities decreased by (euro)6 million to (euro)13 million in the first quarter of 2003 reflecting lower third-party sales by the captive insurance companies and Celanese Ventures.

     The operating loss decreased by (euro)2 million to a loss of (euro)10 million compared to the same period of 2002 resulting from the favorable change in accruals relating to stock appreciation rights and a reduction in loss reserves at the captive insurance companies. The first quarter of 2002 included a gain associated with the disposition of the net assets of InfraServ GmbH & Co. Deponie Knapsack KG.

Page: 19 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

     OUTLOOK


     We were pleased with first quarter 2003 results. Macroeconomic visibility, however, remains limited. We continue to assess automotive industry production trends, broad consumer confidence and consumption developments as well as raw material pricing levels. We expect raw material and energy costs to remain at high levels and a strong euro exchange rate versus the dollar to continue.

     Considering the prospect of an uneven economic recovery, we remain cautious in our outlook. Given the solid first quarter 2003 results and the first quarter benefit from stock appreciation rights, we continue to expect first half 2003 operating profit to be above the comparable period of last year. This outlook corresponds to our February EBITDA guidance.

     We will continue to focus on productivity improvement, business plan execution and financial soundness as top priorities.

     THE BOARD OF MANAGEMENT
     KRONBERG/TS.
     APRIL 30, 2003

Page: 20 of 20                                                   [LOGO] CELANESE
Date: April 30, 2003

FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations.

Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

UPCOMING EVENTS

     Annual German Analyst Roundtable will be held on May 7th, 2003 in Frankfurt/Hochst, Germany

     Second quarter 2003 results will be published on July, 29th, 2003.

INVESTOR RELATIONS

    Todd Elliott
    Phone: +49 69 305 83199    Fax:  +49 69 305 83195
    T.Elliott@Celanese.com

    Andrea Stine
    Phone: +1 908 522 7784     Fax:  +1 908 522 7583
    A.Stine@Celanese.com

    Oliver Stratmann
    Phone: +49 69 305 4139     Fax:  +49 69 305 83195
    O.Stratmann@Celanese.com